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                                                                     EXHIBIT 73

CONTACTS:

QUICKTURN DESIGN SYSTEMS, INC.                      ABERNATHY MACGREGOR FRANK
Ray Ostby                                           Matt Sherman
(408) 914-6000                                      (212) 371-5999

FOR IMMEDIATE RELEASE

                        DELAWARE CHANCERY COURT DENIES
                 MENTOR'S ELEVENTH-HOUR ATTEMPT TO DELAY VOTE

 SPECIAL MEETING OF QUICKTURN STOCKHOLDERS TO PROCEED AS SCHEDULED FOR JANUARY
                                    8, 1999

  SAN JOSE, Calif., January 8, 1999 -- Quickturn Design Systems, Inc. (Nasdaq:
QKTN) today announced that the Delaware Chancery Court has denied an application by Mentor Graphics Corporation (Nasdaq: MENT) for a temporary restraining order to postpone or adjourn Quickturn's Special Meeting of Stockholders scheduled for today, January 8, 1999. The Court's denial allows the Special Meeting to take place as scheduled.

  Keith R. Lobo, president and chief executive officer of Quickturn, said, "We're pleased with the Court's ruling and we look forward to proceeding with our Special Meeting."

  Mr. Lobo continued, "Mentor's eleventh-hour public statements seek to erect a smokescreen around our superior definitive merger agreement with Cadence Design Systems. The Cadence agreement will provide $15 per share of Cadence stock for 100% of Quickturn's outstanding shares. Our agreement with Cadence will enable Quickturn stockholders to continue to participate in Quickturn's future growth, and to enjoy the added benefits of Cadence's proven business strategy, strong balance sheet and excellent track record in acquiring and integrating companies.

  "Mentor started out with an inadequate offer. Since Quickturn's merger agreement with Cadence, Mentor has scrambled to provide Quickturn stockholders with ever-shifting reasons to vote for Mentor's nominees. Mentor's litigation and unfounded assertions about Cadence's merger agreement with Quickturn are nothing but distractions. Mentor has simply failed to provide our stockholders with a superior, fully financed offer for all of Quickturn's shares," Mr. Lobo concluded.

  Quickturn Design Systems, Inc. is the leading provider of verification products and time-to-market engineering (TtMETM) services for the design of complex ICs and electronic systems. The company's products are used worldwide by developers of high-performance computing, multimedia, graphics and communications systems. Quickturn is headquartered at 55 W. Trimble Road, San Jose, CA 95131-1013; Telephone: 408/914-6000. For more information, visit the Quickturn Web site at www.quickturn.com or send e-mail to info@quickturn.com.

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